Exhibit 99.2

ZTO Announces Change To Board Composition

SHANGHAI, China, March 16, 2021/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced the appointment of a new director to its board of directors (the “Board”): Mr. Zheng Liu, effective immediately. Mr. Lin Wan has concurrently resigned from his position as a director of the Board. After the change, the Board will continue to consist of nine members, five of whom are independent directors.

Mr. Zheng Liu has been the Chief Financial Officer of Cainiao Network since February 2016. From June 2010 to February 2016, Mr. Liu served as Senior Finance Director with Alibaba Group and was responsible for financial operations of TMall, Taobao and Alibaba.com. From January 2005 to May 2010, Mr. Liu held senior positions in corporate finance management in Vimicro, Sky Flying Media and Hurray Holding. From July 2001 to December 2004, Mr. Liu worked at PwC’s audit division. Mr. Liu received his bachelor’s degree in Business English from Beijing Foreign Studies University in July 2001. Mr. Liu is a member of the American Institute of Certified Public Accountants (AICPA) and a Certified Internal Auditor (CIA).

About ZTO Express (Cayman) Inc.

ZTO is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expect”, “anticipate”, “estimate”, “believe”, “going forward”, “ought to”, “may”, “seek”, “intend”, “plan”, “projection”, “could”, “vision”, “goals”, “aim”, “aspire”, “objective”, “target”, “schedules”, “outlook” and similar statements. ZTO Express may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZTO Express’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in ZTO Express’s filings with the SEC and HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and ZTO Express undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508